U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 001-34955

A.	Full title of the Plan:

AnchorBank, fsb Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Anchor BanCorp Wisconsin Inc. 25 West Main Street Madison, Wisconsin 53703

SIGNATURES
INDEX TO EXHIBITS
EX-23.1
REQUIRED INFORMATION
     Financial Statements. The following financial statements and schedules are filed as part of this annual report for the AnchorBank, fsb Retirement Plan (the “Plan”) and appear immediately after the signature page hereof:
     Report of Independent Registered Public Accounting Firm
     Statements of Net Assets Available for Benefits as of March 31, 2011 and 2010
     Statements of Changes in Net Assets Available for Benefits for the Year Ended March 31, 2011
     Notes to Financial Statements
     Supplemental Schedule

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ANCHORBANK, FSB RETIREMENT PLAN
September 16, 2011	By:	/s/ Ronald Osterholz
Ronald Osterholz
Plan Administrator

INDEX TO EXHIBITS

Number	Description

23.1	Consent of Wipfli, LLP, Independent Registered Accounting Firm.

AnchorBank, fsb
Retirement Plan
Madison, Wisconsin
Financial Statements and Supplemental Schedule
March 31, 2011 and 2010

AnchorBank, fsb
Retirement Plan
Financial Statements and Supplemental Schedule
March 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm
To the Trustees
AnchorBank, fsb Retirement Plan
Madison, Wisconsin
We have audited the accompanying statements of net assets available for benefits of AnchorBank, fsb Retirement Plan (the “Plan”) as of March 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended March 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AnchorBank, fsb Retirement Plan as of March 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended March 31, 2011, in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income and Security Act of 1974 (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
Wipfli LLP
September 16, 2011
2501 West Beltline Highway, Suite 401
Madison, Wisconsin 53713

AnchorBank, fsb
Retirement Plan
Statements of Net Assets Available for Benefits
March 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value:
Mutual funds	$34,155,906	$38,442,021
Common stock	386,430	789,072
Common/collective trust fund	1,898,430	3,719,426
Money market fund	44,450	46,112

Total investments, at fair value	36,485,216	42,996,631

Notes receivable from participants	—	2,177

Net assets available for benefits	$36,485,216	$42,998,808

See accompanying notes to financial statements.

AnchorBank, fsb
Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended March 31, 2011

Additions to net assets attributed to:
Earnings on investments — interest and dividends	$596,468
Net appreciation in fair value of investments	3,280,888

Total earnings on investments	3,877,356

Contributions:
Participant deferrals	1,712,787
Participant rollovers	229,010

Total contributions	1,941,797

Total additions	5,819,153

Deductions from net assets attributed to:
Administrative expenses	80,518
Benefits paid to participants	12,252,227

Total deductions	12,332,745

Net decrease in net assets available for benefits	(6,513,592)
Net assets available for benefits — At beginning of year	42,998,808

Net assets available for benefits — At end of year	$36,485,216

See accompanying notes to financial statements.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 1 Plan Description
The following description of AnchorBank, fsb Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of AnchorBank, fsb and related entities, (collectively the “Employer”), who have completed 60 days of employment. Participants may enter the Plan the first of the month after meeting the service requirement. The Plan is subject to the provisions of ERISA.
Contributions
The Plan is funded by participant pretax and after tax salary deferrals of up to 50% of eligible compensation, participant rollover contributions, and employer discretionary matching and discretionary profit sharing contributions. Contributions are subject to certain limitations. The Employer made no discretionary matching or profit sharing contributions during the year ended March 31, 2011.
Vesting
Participants are immediately vested in their deferral and rollover contributions plus earnings thereon. A participant is vested in the Employer’s contributions and earnings thereon according to the following schedule:

Years of Service	Percent Vested

Less than two years	0
Two years	25
Three years	50
Four years	75
Five or more years	100
Notwithstanding the above vesting schedule, employer contributions are 100% vested upon death, disability, or the attainment of retirement age.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 1 Plan Description (Continued)
Participants who terminate for reasons other than death, disability, or retirement, and are less than fully vested, forfeit the nonvested portion of their account. Unallocated forfeitures totaled $105,032 and $37,435 at March 31, 2011 and 2010, respectively. Forfeitures are used to first pay any administrative expenses, then to reduce future employer contributions. Administrative expenses were reduced by $28,883 during the year end March 31, 2011, from forfeited nonvested accounts.
Participant Accounts
Each participant’s account is credited with: (a) salary deferrals and related-Employer discretionary matching contributions; (b) participant rollover contributions; (c) discretionary Employer profit sharing contributions; and (d) plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits
Upon termination of service, a participant may elect to receive either: (a) a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or (b) an annuity.
Note 2 Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles generally accepted in the United States require investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the common/collective trust fund as well as the adjustment of the fully benefit-responsive portion of the common/collective trust fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies (Continued)
Basis of Accounting (Continued)
At March 31, 2011 and 2010, the fair value of the common/collective trust fund approximated contract value. As such, the adjustment from fair value to contract value is not presented on the statement of net assets available for benefits for the investment in common/collective trust fund relating to fully benefit-responsive investment contracts.
Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable From Participants
Notes receivable from participants, which were merged into the Plan from the S&C Bank benefit plan and are otherwise not permitted under the Plan, are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan’s document.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Employer. Other expenses are paid by the Plan.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies (Continued)
Adoption of New Accounting Standard
In September 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. The guidance is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. The adoption of this guidance did not change the value of participant loans from the amount previously reported as of March 31, 2010. Participant loans have been reclassified to notes receivable from participants as of March 31, 2011.
Subsequent Events
Subsequent events have been evaluated through September 16, 2011, which is the date the financial statements were issued.
Note 3 Investments
Investments that represent 5% or more of the Plan’s net assets at March 31 are as follows:

	2011	2010

American Funds Growth Fund of America	$4,299,823	$5,217,344
American Funds EuroPacific Growth Fund	3,268,726	4,237,764
American Funds Balanced Fund	5,488,175	6,546,491
Hartford Funds Capital Appreciation Fund	5,622,081	6,320,720
Morley Funds Stable Value Omnibus Fund	1,898,430	3,719,426
MFS Value Fund	2,282,745	2,438,921
Perkins Funds Mid Cap Value Fund	2,890,005	3,281,496
Pimco Funds Total Return Fund	1,975,249	2,396,257
Schwab Funds S&P 500 Index Fund	1,899,768	*

*	The investment is less than 5% of the Plan’s net assets available for benefits.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 3 Investments (Continued)
During 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock	$(117,959)
Common/collective trust fund	126,273
Mutual funds	3,272,574

Total	$3,280,888

Note 4 Fair Value Measurements
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 4 Fair Value Measurements (Continued)
Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value:
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Money market and mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.
Common/collective trust fund: Valued at the NAV of shares held by the Plan at year-end as provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 4 Fair Value Measurements (Continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2011 and 2010:

	Assets at Fair Value as of March 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth	$6,445,969	$—	$—	$6,445,969
International	4,956,879	—	—	4,956,879
Value	5,747,886	—	—	5,747,886
Balanced	5,488,175	—	—	5,488,175
Blended	7,521,849	—	—	7,521,849
Bond	3,995,148	—	—	3,995,148

Total mutual funds	34,155,906	—	—	34,155,906

Common/collective trust fund	—	1,898,430	—	1,898,430
Money market	44,450	—	—	44,450
Common stock	386,430	—	—	386,430

Total assets at fair value	$34,586,786	$1,898,430	$—	$36,485,216

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 4 Fair Value Measurements (Continued)

	Assets at Fair Value as of March 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth	$6,726,209	$—	$—	$6,726,209
International	5,939,621	—	—	5,939,621
Value	6,073,096	—	—	6,073,096
Balanced	6,546,491	—	—	6,546,491
Blended	8,128,000	—	—	8,128,000
Bond	5,028,604	—	—	5,028,604

Total mutual funds	38,442,021	—	—	38,442,021

Common/collective trust fund	—	3,719,426	—	3,719,426
Money market	46,112	—	—	46,112
Common stock	789,072	—	—	789,072

Total assets at fair value	$39,277,205	$3,719,426	$—	$42,996,631

The collective trust fund’s objective is to preserve capital and achieve a competitive level of income over time. To achieve this, the funds invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this object can be achieved. As of March 31, 2011, there are no refundable commitments on the fund. The fund is able to be redeemed on a daily basis for the year ended March 31, 2011.
Note 5 Transactions With a Party-in-Interest
Fees paid during the year for administrative services rendered by a party-in-interest were based on customary and reasonable rates for such services. Certain plan services are performed by or paid by the Employer. Certain plan investments are shares of common stock of the Employer. There were no dividends declared and paid on the Employer’s common stock during the year ended March 31, 2011. Certain plan investments are shares of a mutual fund managed by an affiliate of Charles Schwab Trust Company, the Plan’s custodian. These transactions qualify as party-in-interest transactions.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 6 Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Note 7 Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 19, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date. The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress. The Plan is no longer subject to income tax examinations for years prior to 2008.
Note 8 Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Note 9 Concentration of Credit Risk
The Plan has concentrated its credit risk by maintaining its investments with a single custodian. These investments are diversified within a common/collective trust fund, a money market fund, mutual funds, and common stock. The maximum loss that could result is $36,485,216 as of March 31, 2011.

AnchorBank, fsb
Retirement Plan
Notes to Financial Statements
Note 10 Other Matters
The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. Anchor BanCorp Wisconsin, Inc. (“ABCW”), the bank holding company of AnchorBank, fsb, has incurred recurring losses from operations which has resulted in ABCW being subject to an order to cease and desist from regulators. Plan management believes that any uncertainty regarding ABCW’s ability to continue as a going concern does not impact the Plan’s ability to continue as a going concern. Accordingly, these financial statements and supplemental schedule do not include any adjustments that might result from this uncertainty. The Plan holds 390,333 shares of ABCW common stock valued at $386,430 as of March 31, 2011.

Supplemental Schedule

AnchorBank, fsb
Retirement Plan
Employer ID #39-0129660, Plan #001
Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
March 31, 2011

	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds:
American Funds	77,808.297 units EuroPacific Growth Fund	**	$3,268,726

	295,380.770 units Balanced Fund	**	5,488,175

	136,285.997 units Growth Fund of America	**	4,299,823

Franklin Templeton Mutual Funds	178,579.496 units U.S. Government Securities Fund	**	1,200,054

Harbor Funds	26,971.600 units International Fund	**	1,688,153

Hartford Funds	148,183.462 units Capital Appreciation Fund	**	5,622,081

MFS Funds	94,680.431 units Value Fund	**	2,282,745

Morgan Stanley Funds	41,252.160 units Institutional Mid Cap Fund	**	1,615,022

Royce Pennsylvania Funds	45,322.002 units Pennsylvania Mutual Svc Fund	**	575,136

Perimeter Funds	42,798.032 units Small Cap Growth Fund	**	531,124

Perkins Funds	120,718.668 units Mid Cap Value Fund	**	2,890,005

Pimco Funds	71,352.946 units Real Return Fund	**	819,845

	181,548.570 units Total Return Fund	**	1,975,249

Schwab Funds	91,687.637 units S&P 500 Index	**	1,899,768

	Total mutual funds	**	34,155,906

AnchorBank, fsb
Retirement Plan
Employer ID #39-0129660, Plan #001
Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)
March 31, 2011

	Description of Investment
Identity of Issuer,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value

	Common Stock:
Anchor BanCorp Wisconsin, Inc.*	390,333 shares common stock	**	386,430

	Common/Collective Trust Fund:
Morley Funds	84,586.320 units Stable Value Omnibus Fund	**	1,898,430

	Money Market:
SSGA Funds	47,210.455 units Money Market Fund	**	44,450

	Total	**	$36,485,216

*	Parties-in-interest

**	Cost information not required — Investments are participant-directed.
See Report of Independent Registered Public Accounting Firm